Exhibit (e)(17)

SOLENO THERAPEUTICS, INC.

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”) is entered into effective as of November 17, 2025, (the “Effective Date”) by and between Soleno Therapeutics, Inc. (the “Company”), and Kevin Norrett (“Executive”).

1. Duties and Scope of Employment.

(a) Positions and Duties. This employment agreement between the Executive and the Company will commence on the Effective Date, as defined above. Executive will serve as Chief Business Officer of the Company. Executive will render such business and professional services in the performance of Executive’s duties, consistent with Executive’s position within the Company, as will reasonably be assigned to Executive by the Company’s Chief Executive Officer (“CEO”). The Company may modify Executive’s job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time. The period of Executive’s employment under this Agreement is referred to herein as the “Employment Term.”

(b) Obligations. During the Employment Term, Executive will perform Executive’s duties faithfully and to the best of Executive’s ability and will devote substantially all of Executive’s business efforts and time to the Company. For the duration of the Employment Term, Executive agrees not to actively engage in any other employment, occupation or consulting activity for any direct or indirect remuneration that would impact in any material respect Executive’s ability to perform Executive’s duties and obligations hereunder. Executive further agrees to comply with all Company policies currently in existence or that may be adopted by the Company during the Employment Term. For avoidance of doubt, Executive hereby agrees that, during the Employment Term with the Company, Executive will not engage in any other employment, occupation, consulting, or other business activity directly related to the business in which the Company is now involved or becomes involved during the Employment Term, nor will Executive engage in any other activities that conflict with Executive’s obligations to the Company.

(c) Prior Agreements. Executive hereby represents and warrants to the Company that Executive is not party to any contract, understanding, agreement, or policy, written or otherwise, which would be breached by Executive’s entering into, or performing services under, this Agreement. Executive agrees to disclose to the Company any and all agreements relating to Executive’s prior employment that may affect Executive’s eligibility to be employed by the Company or limit the manner in which Executive may be employed. Executive hereby represents and warrants that any such agreements will not prevent Executive from performing the duties of Executive’s position. Executive hereby agrees not to bring any third-party confidential information to the Company, including that of Executive’s former employer, and that Executive will not in any way utilize any such information in performing Executive’s duties for the Company.

2. At-Will Employment. The parties agree that Executive’s employment with the Company will be “at-will” employment and may be terminated at any time with or without Cause or notice. Executive understands and agrees that neither Executive’s job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of Executive’s employment with the Company. However, as described in this Agreement, Executive may be entitled to severance benefits depending on the circumstances of Executive’s termination of employment with the Company.

3. Compensation.

(a) Base Salary. During the Employment Term, the Company will pay Executive an annual salary of $475,000 as compensation for Executive’s services (the “Base Salary”). The Base Salary will be paid periodically in accordance with the Company’s normal payroll practices and be subject to the usual, required withholdings. Executive’s Base Salary will be subject to review and adjustments will be made based upon the Company’s normal performance review practices, in the Company’s sole discretion. Moreover, the Company may modify salaries and benefits from time to time as it deems necessary.

(b) Bonus. Executive will be eligible to receive an annual discretionary target bonus of up to forty percent (40%) of Executive’s Base Salary, upon the achievement of performance objectives to be determined in its good faith discretion by the Company’s Board of Directors (the “Board”) or its compensation committee (the “Committee”) (the “Target Bonus”). The Target Bonus, or any portion thereof, will be paid as soon as practicable after the Board determines that the Target Bonus has been earned, but in no event will the Target Bonus be paid after the later of (i) the fifteenth (15th) day of the third (3rd) month following the close of the Company’s fiscal year in which the Target Bonus is earned or (ii) March 15 following the calendar year in which the Target Bonus is earned. Executive must be employed by Company on the date a Target Bonus is paid to earn such a bonus.

(c) Equity. Following the Effective Date, it will be recommended to the Board that Executive be granted (i) 14,286 restricted stock units (the “RSUs”) and (ii) a stock option to purchase 64,286 shares of the Company’s common stock at an exercise price equal to the fair market value of Company common stock per share on the date of grant (the “Options” and together with the RSUs, the “Initial Awards”). Subject to the acceleration provisions below, (i) the RSUs will vest as to 50% of the RSUs on the one year anniversary of the Effective Date, and as to 1/3rd of the remaining RSUs annually thereafter on the same day of each year as the Effective Date (and if there is no corresponding day, the last day of the month), and (ii) the Option will vest as to 25% of the shares subject to the Option on the one year anniversary of the Effective Date, and as to 1/36th of the remaining shares subject to the Option monthly thereafter on the same day of each month as the Effective Date (and if there is no corresponding day, the last day of the month), with the vesting of each of (i) and (ii) such that the Initial Awards will be fully vested on the fourth anniversary from the Effective Date subject to Executive continuing to provide services to the Company through the relevant vesting dates. The Initial Awards will be subject to the terms, definitions and provisions of the Company’s Stock Option Plan (the “Stock Option Plan”) and respective RSU agreement and stock option agreement between Executive and the Company (each an “Award Agreement”), both of which documents are incorporated herein by reference. Executive will be eligible to receive additional awards of stock options, restricted stock units or other equity awards pursuant to any plans or arrangements the Company may have in effect from time to time. The Board or the Committee of the Board will determine in its discretion whether Executive will be granted any such equity awards and the terms of any such award in accordance with the terms of any applicable plan or arrangement that may be in effect from time to time.

4. Employee Benefits. During the Employment Term, Executive will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other senior executives of the Company, including, without limitation, the Company’s group medical, dental, vision, disability, life insurance, and flexible-spending account plans. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time. Notwithstanding the foregoing, the Company shall enter an indemnification agreement with Executive and maintain coverage under the Company’s directors’ and officers’ liability insurance to the same extent as other senior executives during the Employment Term.

5. Vacation. Executive will be entitled to receive paid annual vacation in accordance with Company policy for other senior executives of the Company.

6. Business Expenses. The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in the furtherance of or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time. To the extent possible, such expenses must be pre-approved by the Company.

7. Severance Benefits.

(a) Non-CIC Qualified Termination. If, after six (6) months after the Effective Date, the Company terminates Executive’s employment with the Company outside of the Change in Control Period (as defined below) other than for Cause (as defined below), death or Disability (as defined below), or if Executive resigns from employment for Good Reason (as defined below) (such a termination, a “Qualified Termination”), then, subject to Section 9, Executive will be entitled to the following:

(i) continued payment of Executive’s annual Base Salary, at the level in effect immediately prior to Executive’s termination date, for a period of nine (9) months following the date of the Qualified Termination, with the first payment paid on the first Company payroll date following the effective date of the Release (as defined below) (and to include any amounts that otherwise would have been paid between the termination date and the payment date); and

(ii) reimbursement by the Company for the cost of premiums for Executive and Executive’s covered dependents, if any, for group health insurance continuation coverage under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for up to nine (9) months following Executive’s termination of employment (the “COBRA Premium Reimbursement”), provided that (x) Executive and Executive’s covered dependents timely elect and remain eligible for continued coverage under COBRA and (y) such COBRA Premium Reimbursement does not result in excise tax penalties for the Company under applicable laws (including, without limitation, Section 2716 of the Public Health Service Act). Notwithstanding the preceding, if the Company determines in its sole discretion that it cannot provide COBRA reimbursement benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will instead provide the Executive a taxable payment in an amount equal to the monthly COBRA premium that the Executive would be required to pay to continue the Executive’s group health coverage in effect on the date of termination of employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether the Executive elects COBRA continuation coverage and will commence in the month following the month of the termination date and continue for the period of months indicated in this section.

(b) CIC Qualified Termination. Upon a Qualified Termination occurring after the Effective Date and during the period beginning three (3) months prior to a Change in Control (as defined below) and ending twelve (12) months following a Change in Control (the “Change in Control Period”), then, subject to Section 9, Executive will be entitled to the following:

(i) a lump sum payment equal to twelve (12) months of Executive’s annual Base Salary, at the level in effect immediately prior to Executive’s termination date, paid on the first Company payroll date following the effective date of the Release;

(ii) a lump sum payment equal to fifty percent (50%) of Executive’s target bonus for the year in such the Qualified Termination occurred, paid on the first Company payroll date following the effective date of the Release;

(iii) COBRA Premium Reimbursement for up to twelve (12) months following Executive’s termination of employment, provided that (x) Executive and Executive’s covered dependents timely elect and remain eligible for continued coverage under COBRA and (y) such COBRA Premium Reimbursement does not result in excise tax penalties for the Company under applicable laws (including, without limitation, Section 2716 of the Public Health Service Act). Notwithstanding the preceding, if the Company determines in its sole discretion that it cannot provide COBRA reimbursement benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will instead provide the Executive a taxable payment in an amount equal to the monthly COBRA premium that the Executive would be required to pay to continue the Executive’s group health coverage in effect on the date of termination of employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether the Executive elects COBRA continuation coverage and will commence in the month following the month of the termination date and continue for the period of months indicated in this section; and

(iv) one hundred percent (100%) of the unvested portion of any Equity Awards held by Executive that remain outstanding as of immediately prior to the date of such Qualified Termination shall immediately vest and become exercisable (but, in no case, will more than 100% of the shares subject to any award vest and become exercisable); provided, however, that any stock options or other equity award held by Executive that, at any time such equity award is outstanding, is subject to performance-based vesting, will vest assuming target performance. For purposes of clarity, any Equity Awards held by Executive as of any Qualified Termination not within the Change in Control Period will remain outstanding for three (3) months following such Qualified Termination in order to give effect to this provision.

(c) Non-Duplication of Payment or Benefits. For purposes of clarity, in the event of that a Change in Control occurs within three (3) months following a Qualified Termination, any severance payments and benefits to be provided to the Executive under Section 8(b) will be reduced by any amounts that already were provided to the Executive under Section 8(a).

(d) Termination for Cause, Death or Disability; Voluntary Resignation. If Executive’s employment with the Company terminates voluntarily by Executive without Good Reason, for Cause by the Company or due to Executive’s death or Disability, then (i) all vesting will terminate immediately with respect to Executive’s outstanding equity awards, (ii) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned and which shall be paid to Executive), and (iii) Executive will only be eligible for severance benefits in accordance with the Company’s established policies, if any, as then in effect and subject to any conditions set forth by the Company as to the receipt of such severance benefits.

8. Conditions to Receipt of Severance; No Duty to Mitigate.

(a) Separation Agreement and Release of Claims. The receipt of any severance set forth in Section 8 above is contingent upon Executive signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company (the “Release”) and provided that such Release becomes effective and irrevocable no later than sixty (60) days following the termination date (such deadline, the “Release Deadline”). If the Release does not become effective and irrevocable by the Release Deadline, Executive will forfeit any rights to severance payments or benefits under this Agreement. In no event will severance payments or benefits be paid or provided until the Release becomes effective and irrevocable.

(b) Limitation on Payments.

(i) In the event that the payments and benefits provided for in this Agreement or other payments and benefits payable or provided to Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this Section 9(b), would be subject to the excise tax imposed by Section 4999 of the Code, then your payments and benefits under this Agreement or other payments or benefits (the “280G Amounts”) will be either:

(1) delivered in full, or

(2) delivered as to such lesser extent which would result in no portion of such payments and benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999 of the Code, results in your receipt on an after-tax basis, of the greatest amount of 280G Amounts, notwithstanding that all or some portion of the 280G Amounts may be taxable under Section 4999 of the Code.

(ii) Reduction Order. In the event that a reduction of 280G Amounts is being made in accordance with this Section 9(b), the reduction will occur, with respect to the 280G Amounts considered parachute payments within the meaning of Section 280G of the Code, in the following order:

(1) reduction of cash payments in reverse chronological order (that is, the cash payment owed on the latest date following the occurrence of the event triggering the excise tax will be the first cash payment to be reduced);

(2) cancellation of equity awards that were granted “contingent on a change in ownership or control” within the meaning of Code Section 280G in the reverse order of date of grant of the awards (that is, the most recently granted equity awards will be cancelled first);

(3) reduction of the accelerated vesting of equity awards in the reverse order of date of grant of the awards (that is, the vesting of the most recently granted equity awards will be cancelled first); and

(4) reduction of employee benefits in reverse chronological order (that is, the benefit owed on the latest date following the occurrence of the event triggering the excise tax will be the first benefit to be reduced).

In no event will Executive have any discretion with respect to the ordering of payments or benefits.

(iii) Firm. Unless the Company and Executive otherwise agree in writing, any determination required under this Section 9(b) will be made in writing by a nationally recognized accounting or valuation firm (the “Firm”) selected by the Company, whose determination will be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this Section 9(b), the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section 9(b). The Company will bear all costs and make all payments for the Firm’s services relating to any calculations contemplated by this Section 9(b).

(c) Section 409A.

(i) Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A of the Code, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Compensation Separation Benefits”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A.

(ii) Any severance payments or benefits under this Agreement that would be considered Deferred Compensation Severance Benefits will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following Executive’s separation from service. Any installment payments that would have been made to Executive during the sixty (60) day period immediately following Executive’s separation from service but for the preceding sentence will be paid to Executive on the sixtieth (60th) day following Executive’s separation from service and the remaining payments shall be made as provided in this Agreement.

(iii) Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination (other than due to death), then the Deferred Compensation Separation Benefits that are payable within the first six (6) months following Executive’s separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s separation from service. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(iv) Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Compensation Separation Benefits for purposes of clause (i) above.

(v) Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constitute Deferred Compensation Separation Benefits for purposes of clause (i) above.

(vi) The foregoing provisions are intended to comply with or be exempt from the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A. In no event will the Company have any liability or obligation to reimburse, indemnify, or hold harmless Executive (or any other person) for any taxes or costs that may be imposed on or incurred by Executive (or any other person) as a result of Section 409A.

(d) Confidential Information Agreement. Executive’s receipt of any payments or benefits under Section 8 will be subject to Executive continuing to comply with the terms of the Confidential Information Agreement (as defined below and to the extent modified herein to permit Protected Activity (as defined herein)) and the provisions of this Agreement.

(e) No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any earnings that Executive may receive from any other source reduce any such payment.

9. Definitions.

(a) Cause. For purposes of this Agreement, “Cause” means: (i) Executive’s act of personal dishonesty in connection with Executive’s responsibilities as an employee that is intended to result in Executive’s substantial personal enrichment; (ii) Executive being convicted of, or pleading no contest or guilty to, (x) a misdemeanor that the Company reasonably believes has had or will have a material detrimental effect on the Company, or (y) any felony; (iii) Executive’s gross misconduct; (iv) Executive’s willful and continued failure to perform the duties and responsibilities of Executive’s position after there has been delivered to Executive a written demand for performance from the Company that describes the basis for the Company’s belief that Executive has not substantially performed Executive’s duties and Executive has not corrected such failure within thirty (30) days of such written demand; or (v) Executive’s material violation of any written Company employment policy or standard of conduct, including a material breach of the Confidential Information Agreement (excluding any Protected Activity (as defined herein)) or this Agreement.

(b) Code. “Code” means the Internal Revenue Code of 1986, as amended.

(c) Change in Control. For purposes of this Agreement, “Change in Control” has the same meaning assigned to such term in the Stock Option Plan.

(d) Disability. Except as otherwise provided by applicable law, “Disability” means Executive (i) is unable to engage in any substantial gainful activity/the essential functions of Executive’s role, with or without reasonable accommodation, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) are, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering Company employees. Nothing herein means the Company will not reasonably accommodate qualified individuals with disabilities, including, but not necessarily limited to providing said individuals with a leave of absence for 12 months or more where required by applicable law.

(e) Equity Awards. For purposes of this Agreement, “Equity Awards” means Executive’s outstanding stock options, stock appreciation rights, restricted stock units, performance shares, performance stock units and any other Company equity compensation awards.

(f) Good Reason. For purposes of this Agreement, “Good Reason” means Executive’s resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without Executive’s consent: (i) a material reduction in Base Salary, excluding the substitution of substantially equivalent compensation and benefits, that is not generally applicable to all Company senior management or employees of the Company generally; (ii) a material reduction of Executive’s authority, duties or responsibilities, unless Executive is provided with a comparable position; provided, however, that a reduction in authority, duties, or responsibilities solely by virtue of the Company being acquired and made part of a larger entity within as a subsidiary, business unit or otherwise (as, for example, when the Chief Executive Officer of the Company remains as such following an acquisition where the Company becomes a wholly owned subsidiary of the acquirer, but is not made the Chief Executive Officer of the acquiring corporation) will not constitute “Good Reason”; or (iii) a material change in the geographic location of Executive’s primary work facility or location; provided, that a relocation of fifty (50) miles or less from Executive’s then present location or to Executive’s home as Executive’s primary work location will not be considered a material change in geographic location. In order for an event to qualify as Good Reason, Executive must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date of such notice, and such grounds must not have been cured during such time.

(g) Protected Activity. “Protected Activity” means 1) filing and/or pursuing a charge or complaint with, or otherwise communicating or cooperating with or participating in any investigation or proceeding that may be conducted by, any federal, state or local government agency or commission, including the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board, including disclosing documents or other information as permitted by law, without giving notice to, or receiving authorization from, the Company; 2) discussing the terms, wages, and working conditions of employment;

or 3) disclosing information pertaining to sexual harassment or any unlawful or potentially unlawful conduct, as protected by applicable law. Protected Activity does not include disclosing the Company’s attorney-client privileged communications or attorney work product, which is prohibited. Executive acknowledges that the Company hereby provides Executive with notice in compliance with the Defend Trade Secrets Act of 2016 regarding immunity from liability for limited disclosures of trade secrets. The full text of the notice is the following:“ . . . An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. . . . An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual—(A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.” Nothing in this Agreement impinges upon the exercise of applicable employe rights under Section 7 of the National Labor Relations Act.

(h) Section 409A. “Section 409A” means Section 409A of the Code and any final regulations and guidance thereunder and any applicable state law equivalent, as each may be amended or promulgated from time to time.

(i) Section 409A Limit. “Section 409A Limit” will mean two (2) times the lesser of: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during Executive’s taxable year preceding Executive’s taxable year of Executive’s separation from service as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which Executive’s separation from service occurred.

10. Confidential Information. Confidential Information. Executive agrees to enter into the Company’s standard At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement (the “Confidential Information Agreement”) upon commencing employment hereunder. Nothing in this Agreement or the Confidential Information Agreement limits Executive from engaging in Protected Activity (as defined herein).

11. Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of Executive upon Executive’s death and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, within by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive’s right to compensation or other benefits will be null and void.

12. Notices. All notices, requests, demands and other communications called for hereunder will be in writing and will be deemed given (i) on the date of delivery if delivered personally; (ii) one (1) day after being sent by a well-established commercial overnight service; or (iii) four (4) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

If to the Company:

Soleno Therapeutics, Inc.

Attn: Chief Executive Officer

100 Marine Parkway, Suite 400

Redwood City, CA 94065

If to Executive:

at the last residential address known by the Company.

13. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.

14. Integration. This Agreement, together with the Stock Option Plan, Award Agreements and the Confidential Information Agreement represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements within written or oral. This Agreement may be modified only by agreement of the parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.

15. Waiver of Breach. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of this Agreement.

16. Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

17. Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.

18. Governing Law. This Agreement will be governed by the laws of the State of California (with the exception of its conflict of laws provisions).

19. Acknowledgment. Executive acknowledges that Executive has had the opportunity to discuss this matter with and obtain advice from Executive’s private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

20. Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by their duly authorized officers, as of the day and year first above written.

COMPANY:

SOLENO THERAPEUTICS, INC.

By:	/s/ Anish Bhatnagar	Date:	10/17/2025 | 12:18:06 PM PDT
Anish Bhatnagar, MD
Chief Executive Officer

EXECUTIVE:

By:	/s/ Kevin Norrett	Date:	10/17/2025 | 12:03:53 PM PDT
Kevin Norrett

[SIGNATURE PAGE TO KEVIN NORRETT EMPLOYMENT AGREEMENT]